COFFEE HOLDING CO., INC.

3475 Victory Boulevard

Staten Island, New York 10314

July 10, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coffee Holding Co., Inc. (the “Company”) Request to Withdraw Registration Statement on Form S-3 (and all exhibits) (SEC File No. 333-222766)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-3 (File No. 333-222766), filed with the Commission on January 29, 2018 (such registration statement and all exhibits, collectively, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it has determined at this time not to proceed with the transaction due to market conditions. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact me at 718-832-0800 or our outside counsel, Steven Skolnick of Lowenstein Sander LLP, at 973-597-2476.

Very truly yours,

COFFEE HOLDING CO., INC.

By:	/s/ Andrew Gordon
Andrew Gordon
President, Chief Executive Officer